Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,			Six Months Ended June 30, 2013
(dollars in millions)	2012	2011	2010
Earnings:
Pre-tax income from continuing operations before adjustment for non-controlling interests	$217.1	$168.1	$211.5	$150.5
Add: fixed charges	55.4	46.2	49.5	26.9
Add: amortization of capitalized interest	3.2	2.4	2.3	2.0
Less: interest capitalized	14.4	14.3	13.9	2.1

Earnings	261.3	202.4	249.4	177.3

Fixed charges:
Interest expensed and capitalized	49.1	41.7	45.2	23.7
Add: Amortized capitalized expenses related to indebtedness	6.3	4.5	4.3	3.2

Fixed charges	55.4	46.2	49.5	26.9

Earnings to fixed charges ratio	4.72x	4.38x	5.04x	6.59x